Mail Stop 0510

      March 15, 2005


via U.S. mail and facsimile

Mr. Geoffrey S. Flagg
Chief Financial Officer
Rentech, Inc.
1331 17th Street, Suite 720
Denver, Colorado 80202-1557



	RE: Form 10-K for the fiscal year ended September 30, 2004
                   Form 10-Q for the quarter December 31, 2004
                   File No. 0-19260


Dear Mr. Flagg:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically requests an amendment, all other revisions may be included in your future filings

Item 1.  Business, page 2

2. Please disclose the name of any customer that represents more than
10% of consolidated revenues in accordance with Item 101(c) of Regulation S-K.

Management`s Discussion and Analysis, page 27

3. To the extent practicable, please revise Management`s
Discussion
and Analysis to quantify your explanations for significant changes in product sales, services revenues and cost of sales in terms of increases or decreases in prices and volume. Refer to Item 303(a)
(3) of Regulation S-K.

4. Please also supplementally tell us the nature of the "costs of financing [your] operations" referred to on page 38 as being included in operating expenses.

5. Please include a discussion of the results of operations and financial condition for your operating segments in your gross profit, loss from operations and net loss sections. Please refer to Item
303(a) of Regulation S-K.

6. Please disclose the projected amount of capital expenditures for new projects, acquisitions, commercialization of the Rentech process, purchase of property, plant and equipment, and research and development expenses. Please also discuss the impact of the potential disposal of your OKON subsidiary on your liquidity given that it has been an additional source of liquidity since its purchase in 1997. Please refer to Item 303(a) (1) and (2) of Regulation S-K.

Liquidity and Capital Resources, page 50

7. Please disclose the terms of your financial covenants as well as any cross default provisions in your convertible debt and lines of credit.






Critical Accounting Policies, page 57

8. With respect to your critical accounting policies, please indicate whether you have discussed your critical accounting estimates with your audit committee. Additionally, for each critical accounting policy or estimate, please discuss the likelihood of materially different reported results if different assumptions or conditions were to prevail. To the extent practicable and meaningful, you should also quantify the effect changes in assumptions and estimates would have on your overall financial performance. See SEC Releases 33-8040 and 33-8098.

Contractual Obligations, page 63

9. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please also disclose your guarantee under your joint venture in Sand Creek Energy. Please refer to SEC Release 33-8350.

Item 7A.  Quantitative and Qualitative Disclosures About Market
Risks, page 65

10. Please provide the quantitative disclosures required by Item
305
of Regulation S-K regarding the potential loss resulting from one or more selected hypothetical movements in commodity prices that affect your business. Please also disclose a general description of the model employed and your assumptions.

Item 8.  Financial Statements and Supplementary Data, page 65

Quarterly Results

11. Please disclose the reasons for the decrease in net loss in the fourth quarter of 2003, including any unusual adjustments or transactions. Please refer to Item 302(a)(3) of Regulation S-K.

Financial Statements

12. Please disclose the terms of significant R&D agreements, including any commitments to provide additional funding, and the amount of revenues earned and costs incurred these contracts for each period. Please refer to paragraph 14 of SFAS 68.





Note 1 - Description of Business and Summary of Significant
Accounting Policies

13. Please disclose your policy for establishing allowances for doubtful accounts for trade receivables and related party receivables.

Management`s Plans, page F-10

14. Please supplementally tell us the types of expenses that are included within deferred acquisition costs and how you concluded these are direct costs of your proposed acquisition of Royster-
Clark
Nitrogen.  Please refer to paragraph 24 of SFAS 141.

Licensed Technology, page F-12

15. Revise to disclose the separate components of your licensed technology and technology rights.

16. Please tell us the accounting literature supporting your capitalization of the $3.4 million cost of your demonstration run at the Synhytech plant.

17. It is our understanding that the Synhytech plant to which the capitalized "retrofit" costs relate was sold in 1995. Please tell us the basis for recognizing the capitalized costs of the retrofits as an asset separate from the Synhytech plant. Please cite specific authoritative accounting literature in your response.

18. Please also tell us how you determined the fifteen year useful life and the residual value of your Licensed Technology. Please provide us with additional information to help us understand the basis for the conclusion of your impairment analysis.

Revenue Recognition, page F-14

19. Please revise your discussion to encompass each of the criteria discussed in SAB Topic 13:A. Please also expand your description of your policy as it relates to research and development arrangements and oil and gas field services. Your revised discussion should provide additional detail regarding your application of the percentage of completion method and the related estimation process.

Note 4 -  Investment in Advanced Technology Companies, page F-19

20. Please provide additional disclosure as to how you assessed the value of your investments in Global Star Energy and Infinite Power Solutions. Your revised disclosure should help the reader to understand how you determined that write-downs were appropriate, and how the amounts of the write-downs were calculated.

Note 5 - Investment in Sand Creek, page F-20

21. To the extent material, please provide the disclosures for your investments in the Sand Creek and FT Solutions joint ventures accounted for under the equity method that are required by paragraph
20 of APB 18.

Note 8 - Long-term Convertible Debt, page F-21

22. Please disclose the terms of your financial covenants as well as any cross default provisions in your convertible debt.

Note 9 - Lines of Credit, page F-22

23. Please disclose the terms of your financial covenants as well as any cross default provisions in the lines of credit.

Note 10 - Stockholders` Equity, page F-23

24. Please tell us the assumptions used in valuing warrants issued in connection with debt issuances during the annual and subsequent interim periods presented.

25. Please provide us with additional information to help us understand your conclusion that extending the expiration date of various warrants and options to purchase your common stock did not result in compensation expense.

Note 11 - Commitment and Contingencies, page F-31

26. Please provide the disclosures related to the guarantees made on behalf of your joint venture in Sand Creek Energy required by paragraph 13 of FIN 45.

Note 13 - Goodwill and Other Intangible Intangibles, page F-34

27. Please describe the factors that you considered in evaluating any potential impairment of the goodwill associated with the paints segment. Specifically address the consideration given to the paint segment`s continued operating losses and negative free cash flows over the past three years.





Note 16 - Segment Information, page F-42

28. Please allocate the equity in net losses of investments to their proper segment as required by paragraph 27 of SFAS 131, as modified by SFAS 135.

29. Please provide your revenues from external customers for each product and service or each group of similar products and services as required by paragraph 37 of SFAS 131.

Schedule II - Valuation and Qualifying Accounts, page F-43

30. Please disclose and supplementally tell us why bad debt expense of $625,636 and $191,779 for 2003 and 2002 are not presented in the
Valuation and Qualifying Accounts Schedule required by Article 12 of
Regulation S-X.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2004

Comments applicable to your interim filings

31. Please address the comments above in your interim filings as well.

8-K FILED ON JANUARY 19, 2005

Exhibit 99.2 - Financial Statements for the Nine Month Period
Ended
September 30, 2004

32. Please provide us with additional information to help us understand the factors leading to a positive gross margin for Royster-Clark Nitrogen in 2004 compared to losses in the three preceding years. Please also address the factors contributing to the decrease in SG&A expenses in 2004.

Exhibit 99.3 - Unaudited Pro Forma Combined Condensed Statement of
Operations

33. The following comments require an amendment to your Form 8-K.

34. Please note that pro forma adjustments should be reflected in a column separate from the historical results of either entity.
Each
adjustment should be referenced to a footnote that clearly explains the adjustment and all related assumptions. Please refer to Rule
11-
02 of Regulation S-X.

35. Please provide a pro forma balance sheet as of December 31,
2004
for the Royster-Clark Nitrogen acquisition, including the impact of the debt financing and any other factually supportable adjustments directly attributable to the acquisition. Please refer to Rule 11-02 of Regulation S-X.

36. Please revise to include pro forma statements of operations for the most recent fiscal year and subsequent interim period. Such statements should include a pro forma adjustment to reflect the continuing impact of the financing costs of the acquisition and any other factually supportable adjustments directly attributable to the acquisition that are expected to have a continuing impact. Please include footnotes that clearly explain the each pro forma adjustment and related assumptions. Please refer to Rule 11.02 of Regulation S-
X.

37. Please also include historical and pro forma basic and diluted earnings per share, as well as the number of shares used to compute the earnings per share on the face of the pro forma statements of operations.

38. Please revise the introductory paragraph to explain how you adjusted the financials of Royster-Clark Nitrogen to account for its
December year end. Further, revise Note 1 to explain the related pro forma adjustment and break down the adjustment in a sufficiently detailed manner.

8-K FILED ON MARCH 10, 2005

39. Please amend your Form 8-K to include pro forma financial information for the sale of OKON, Inc. as required by Article 11-
01(a)(4).



*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:



* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 824-5524 or,
in his absence, Scott Watkinson, Staff Accountant, at (202) 942-
2926
or, to the undersigned, at (202) 942-1774.

    						Sincerely,



							Rufus Decker
							Branch Chief
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Mr. Geoffrey S. Flagg
March 15, 2005
Page 8 of 8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE